

February 23, 2015

Via E-mail
Stephen M. Merkel, Esq.
General Counsel
BGC Partners, Inc.
499 Park Avenue
New York, New York 10022

> **Re:** **GFI Group Inc.**
> **Amendment No. 17 to Schedule TO-T filed by BGC Partners, L.P. and**
> **BGC Partners, Inc.**
> **Filed February 20, 2015**
> **File No. 005-80318**

Dear Mr. Merkel:

We have reviewed your filing and have the following comments.

Directors, page 28

1. Please confirm that the BGC designees to the GFI board of directors will not join the board prior to the tenth day after the Schedule 14F-1 was filed with the Commission and transmitted to shareholders. See Rule 14f-1.

Purpose of the Offer; Plans for GFI, page 43

2. We understand that BGC has agreed to acquire certain Shares of GFI upon the earlier of the cessation of the restrictions under the CME support agreement or one year from the closing date of the tender offer. Please provide an analysis as to the consistency of this arrangement with Rule 14e-5.

Conditions of the Offer, page 44

3. The tender offer can be subject only to conditions that are based on objective criteria. Please disclose the regulatory approvals set forth in BGC's Parent Disclosure Letter.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
David K. Lam, Esq.
Wachtell, Lipton, Rosen & Katz